Exhibit 99.3

8 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:
Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
In respect of the above holder.

4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:

334,935	Barclays Capital Securities Ltd
21,000	Barclays Private Bank and Trust Ltd
6,846	Barclays Bank Trust Company Ltd
1,060,397	Barclays Life Assurance Co Ltd
1,127,454	Barclays Global Fund Advisors
4,950,313	Barclays Global Investors, N.A.
9,007,777	Barclays Global Investors Ltd
334,993	Barclays Global Investors Japan Ltd
565,806	Barclays Global Investors Japan Trust
95,045	Barclays Global Investors Australia Ltd
220,649	Gerrard Limited

5) Number of shares/amount of stock acquired:
not disclosed

6) Percentage of issued class:
not disclosed

7) Number of shares/amount of stock disposed:
Nil

8) Percentage of issued class:
N/a

9) Class of security:
Ordinary shares of 25p each

10) Date of transaction:
2 December 2004

11) Date company informed:
8 December 2004

12) Total holding following this notification:
17,725,215

13) Total percentage holding of issued class following this notification:
3.022%

14) Any additional information:

15) Name of contact and telephone number for queries:
Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:
Mark J White, Company Secretary

Date of notification:
8 December 2004